:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MDRNA, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3830 Monte Villa Parkway
Address of Principal Executive Office (Street and Number)

Bothell, WA 98021
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As more fully described in the Current Report on Form 8-K dated March 31, 2009, MDRNA, Inc. (the “Company”) has entered into an Asset Purchase Agreement, dated as of March 31, 2009, with Par Pharmaceutical, Inc. (“Par”), pursuant to which the Company will sell to Par all of its assets relating to its generic calcitonin-salmon nasal spray and the manufacturing of its Nascobal product for upfront cash and double-digit profit sharing from sales of calcitonin for five years (the “Asset Sale”). The Company is working to incorporate the impact of the Asset Sale on its business into its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Annual Report”). As a result of the close proximity between the closing of the Asset Sale and the prescribed due date of the Annual Report, the Company was unable to file its Annual Report in a timely manner without unreasonable effort or expense. The Company undertakes to file the Annual Report no later than fifteen days after its original prescribed due date.”

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bruce R. York, Secretary and CFO	(425)	908-3698
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result, in part, of the Company’s transition from a clinical stage intranasal drug delivery company to an RNAi drug discovery company, the Company’s revenues for the year ended December 31, 2008 have decreased from approximately $18.1 million to approximately $2.6 million as compared to the fiscal year ended December 31, 2007, and the Company’s operating expenses have decreased from approximately $72.7 million to approximately $61.5 million as compared to the fiscal year ended December 31, 2007, as more fully set forth in Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 24, 2009.

MDRNA, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2009	By	/s/ Bruce R. York
Bruce R. York CFO